

December 21, 2011

Via E-mail
Mr. Michael Kalb
Chief Financial Officer
Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
3 Skyline Drive
Hawthorne, NY 10532

> **Re: Taro Pharmaceutical Industries Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 29, 2011**
> **File No. 000-22286**

Dear Mr. Kalb:

We have reviewed your filing and have the following comment.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-2

1. It does not appear that the report of your auditors covers Schedule II on page S-1 as required by Rule 5-04(c) of Regulation S-X. It also does not appear that they provided a separate report to cover that schedule. Please amend your filing to include an audit report that covers Schedule II.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment.   In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant